Exhibit 21

List of Subsidiaries

Name	State of Incorporation

The State Bank and Trust Company	Ohio
SBFG Title, LLC	Ohio
SB Captive, Inc.	Nevada
SBT Insurance, LLC	Ohio
Rurban Statutory Trust II	Declaration of Trust – State of Delaware
NC Merger Corp.*	Ohio

*	NC Merger Corp. is a wholly-owned subsidiary of Rurbanc Data Services, Inc. NC Merger Corp. has no assets or liabilities and is inactive.